Evome Medical Technologies Reports Second Quarter 2024 Financial Results

•     Stabilizes business with a return to positive Adjusted EBITDA

•     Promotes Gordon Bean to Chief Financial Officer

•     Announces August 19th conference call to discuss financial results

Shirley, New York, August 12, 2024 - Evome Medical Technologies Inc. (the "Company" or "Evome") (TSXV: EVMT) today reported financial results for the second quarter ended June 30, 2024, featuring $421,000 in positive Adjusted EBITDA1, a reduction in debt, financial performance momentum and significant progress with its restructuring. The Company's financial statements for the three and six months ended June 30, 2024 and 2023 and related Management's Discussion and Analysis (MD&A) are available under the Company's profile on SEDAR+ (www.sedarplus.com).

Financial highlights of Q2 2024 included the following:

  Revenue of $10.5 million
    Revenue from the Company's core business, Biodex Medical Systems, Inc. ("Biodex"), was $6.1 million, up 59% compared with Q1 2024
  Gross profit of $3.3 million
    Gross profit from Biodex was $3.2 million, up 60% compared with Q1 2024
  Adjusted EBITDA of $421,000, up 117% compared with Q1 2024 and up 145% compared with Q2 2023
  Reduced debt by $2.7 million, including $2.6 million of acquisition debt and $175,000 from the Company's credit line
    Since June 2023, total debt has been reduced by 18%
    The credit line debt was reduced by a further $900,000 in July 2024
    Management plans to continue to use cash flow from operations as well as proceeds, if applicable, from the Company's intended sale of DaMar Plastics Manufacturing, Inc. to reduce debt further

Business Restructuring

Prior to the appointment of Mike Seckler as CEO in June 2023, the Company had accumulated significant acquisition debt along with flat revenues, mounting losses and declining cash balances. Since then, the Company achieved positive Adjusted EBITDA in Q3 2023, Q4 2023 and Q2 2024, following a retooling effort in Q1 2024.

"We have made tremendous progress over the past 12 months including a restructuring of the entire Company," said Mike Seckler, CEO. "We focused on boosting sales of our core Biodex division and cutting costs to increase profitability. Concurrently, we reduced and restructured debt."

"I am pleased to report that the business has now stabilized and is generating positive Adjusted EBITDA. I remain optimistic about maintaining recent financial momentum into the third quarter and beyond for our core business, Biodex. As previously announced, we are planning to divest our remaining business units, which we anticipate could allow us to retire all outstanding acquisition debt and provide a path to sustainable operations built upon a large client base and a stellar brand in Biodex," he added.

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1 Non-GAAP financial measure or ratio. See "Non-GAAP Financial Measures".

Gordon Bean Named CFO

The Company also announced the promotion of Gordon Bean from Vice President of Finance to Chief Financial Officer, as of August 1, 2024. Mr. Bean has more than 20 years of experience in accounting and finance, including at life science and publicly traded companies.

Most recently, Mr. Bean worked at 3 Step Sports, Keolis Transit America and Rapid Micro Biosystems as the Corporate Controller, where he was responsible for all aspects of financial accounting, reporting and treasury. A CPA since 2000, he holds a Master of Science in Accounting (with distinction) from Bentley College and dual Bachelor of Science degrees in Psychology (neuropsychology) and Biology from Concordia University.

Mr. Bean has been granted 100,000 restricted stock units under the Company's 2023 Equity Incentive Plan that vest over 24 months and settle in common shares of the Company. The restricted stock units and underlying common shares will be issued as "restricted securities" (as defined in Rule 144 under the United States Securities Act of 1933, as amended), have been issued in reliance on exemptions from U.S. federal and state registration requirements and are subject to a four month and one day hold period pursuant to Canadian securities laws and the TSX Venture Exchange.

Conference Call

The Company will hold a conference call on Monday, August 19, 2024, at 2:00 PM Eastern time (11:00 AM Pacific time). The call will be hosted by Mike Seckler, CEO, and Gordon Bean, CFO. Please register via the link below to attend.

Date: Monday, August 19, 2024

Time: 2:00 PM Eastern time (11:00 AM Pacific time)

Link for attendees to register: https://register.gotowebinar.com/register/656455062393989723

About Evome

Evome Medical Technologies Inc. (TSXV: EVMT) specializes in human performance and rehabilitative solutions achieved through strategic acquisitions and leveraging the intellectual properties of specialized companies under our wholly-owned subsidiaries. The Company's aim is to create a large, broad-based medical device company with global reach. For more information visit www.evomemedical.com.

Biodex is a leader in innovative rehabilitation solutions, recognized for its advanced product line serving orthopedic, sports medicine, and neurorehabilitation needs. Renowned for its precision and durability, Biodex offers cutting-edge equipment such as balance and mobility systems, isokinetic testing devices, and comprehensive upper extremity rehabilitation tools. With a presence in over 70 countries and partnerships with 52 distributors, Biodex continues to drive advancements in patient care through a strong commitment to research, education, and technology integration.

For Additional Information:

Mike Seckler

Chief Executive Officer

info@evomemedical.com

For Media and Investor Relations:

irlabs

Alyssa Barry

Principal and Co-Founder

1 (833) 947-5227

Additional Information

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Unless otherwise specified, all financial information is presented in Canadian dollars ("$", "dollars" and "C$").

There can be no assurance that any disposition (including the proposed dispositions disclosed herein) will be completed or the sale price or timing of any disposition. Completion of any transaction will be subject to, amongst other things, negotiation and execution of definitive agreements, and applicable director, shareholder and regulatory approvals.

Certain statements contained in this press release constitute "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. These statements can be identified by the use of forward-looking terminology such as "expects" "believes", "estimates", "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", and "anticipate", and similar expressions as they relate to the Company, including: the Company successfully disposing of any subsidiaries, including as disclosed herein; and the Company's intended use of cash flow and any proceeds from the sale of a business unit. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Company successfully identifying a buyer for a non-core business and negotiating and closing a sale. The Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include but are not limited to the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; ongoing or new disruptions in the supply chain, the extent and scope of such supply chain disruptions, and the timing or extent of the resolution or improvement of such disruptions; the ability to implement business strategies and pursue business opportunities; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which  the Company is exposed; the failure of third parties to comply with their obligations to  the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the United States; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company's disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Financial Measures

This press release refers to "Adjusted EBITDA" which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company's presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This non-GAAP financial measure assists the Company's management in comparing its operating performance over time because certain items may obscure underlying business trends and make comparisons of long-term performance difficult, as they are of a nature and/or size that occur with inconsistent frequency or relate to discrete acquisition plans that are fundamentally different from the ongoing operating plans of the Company. The Company's management also believes that presenting this measure allows investors to view the Company's performance using the same measures that the Company uses in evaluating its financial and business performance and trends.

"Adjusted EBITDA" is defined as net loss excluding interest expense, provision for income taxes, depreciation of property and equipment, amortization of right-of-use asset, amortization of intangible asset, foreign exchange (loss) gain, other income, provision for impairment, change in fair value of contingent consideration, transaction costs, gain/loss on sale of business and stock-based compensation.

The following table provides reconciliation between net income (loss) and Adjusted EBITDA:

	For the three months ended June 30, 2024
	Evome	Core Business
Net Loss	$(2,283,948)	$455,955

Amortization of intangible asset	108,657	54,990
Depreciation of property and equipment	239,504	35,844
Depreciation of right-of-use asset	468,616	118,730
Interest expense	548,819	97,070
Transaction costs	5,121	-
Share based compensation	136,557	-
Foreign exchange loss (gain)	28	-
Intangible and right of use asset impairment	23,080	-
Goodwill Impairment	714,187	-
Gain/Loss on sale of business	472,822	(111,339)
Other income	(149)	-
Current income tax recovery (expense)	(11,820)	-

Adjusted EBITDA	$421,474	$651,250